SEC 20009210

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-44162 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Syndicated Capital Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1299 Ocean Avenue, 2nd Floor
(No. and Street)

| Santa Monica | California | 90401 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Faith Lee — (310) 255-4490
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian Anson, CPA
(Name – *if individual, state last, first, middle name*)

| 18401 Burbank Blvd #120 | Tazana | California | 91356 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

SEC Mail Processing
FEB 2 8 2020
Washington, DC

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

DB

# OATH OR AFFIRMATION

I, Faith Lee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Syndicated Capital Inc., as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# CALIFORNIA JURAT WITH AFFIANT STATEMENT

GOVERNMENT CODE § 8202

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1 ____________________
2 ____________________
3 ____________________
4 ____________________
5 ____________________
6 ____________________

Signature of Document Signer No. 1 | Signature of Document Signer No. 2 (if any)

State of California

County of LOS ANGELES

Subscribed and sworn to (or affirmed) before me on this 31 (Date) day of JANUARY (Month), 20 20 (Year), by

(1) FAITH L LEE (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ____________ (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

PAMELA L. KIM
COMM. # 2178396
NOTARY PUBLIC • CALIFORNIA
LOS ANGELES COUNTY
Comm. Exp. JAN. 31, 2021
MGC1

Place Notary Seal Above

Signature Pamela L Kim
Signature of Notary Public

## *OPTIONAL*

*Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.*

**Further Description of Any Attached Document**

Title or Type of Document: ____________

Document Date: ____________ Number of Pages: ____________

Signer(s) Other Than Named Above: ____________

| RIGHT THUMBPRINT OF SIGNER #1 | RIGHT THUMBPRINT OF SIGNER #2 |
|---|---|
| Top of thumb here | Top of thumb here |



Item #5910

**BRIAN W. ANSON**
*Certified Public Accountant*
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders' and Board of Directors of Syndicated Capital, Inc.

## Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Syndicated Capital, Inc. as of December 31, 2019, the related statements of operations and comprehensive income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Syndicated Capital, Inc. as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

These financial statements are the responsibility of Syndicated Capital, Inc.'s management. My responsibility is to express an opinion on Syndicated Capital, Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Syndicated Capital, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

## Auditor's Report on Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Syndicated Capital, Inc.'s financial statements. The Supplemental Information is the responsibility of the Syndicated Capital, Inc.'s management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson, CPA

I have served as Syndicated Capital, Inc.'s auditor since 2008.

Tarzana, California

February 14, 2020

PUBLIC

SYNDICATED CAPITAL, INC.

FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2019

SYNDICATED CAPITAL, INC.

Statement of Financial Condition
December 31, 2019

ASSETS

| | | |
|---|---|---|
| Cash | $ | 337,596 |
| Accounts receivable | | 52,158 |
| Receivable from clearing organizations | | 49,886 |
| Deposits from clearing organizations | | 100,000 |
| Due from brokers | | 81,395 |
| Marketable securities, at market value | | 916,942 |
| Restricted securities, at market value | | 661,015 |
| Other assets | | 101,387 |
| Total assets | $ | 2,300,379 |

LIABILITIES AND STOCKHOLDERS' EQUITY

| | | |
|---|---|---|
| **LIABILITIES:** | | |
| Accounts payable | | 18,155 |
| Commissions payable | | 39,958 |
| Payable to clearing organizations | | 9,853 |
| Total liabilities | $ | 67,966 |
| **STOCKHOLDERS' EQUITY:** | | |
| Common stock, $1 par value. 200,000 shares authorized, 112,000 shares issued, and outstanding | | 112,000 |
| Additional paid in capital | | 450,000 |
| Retained earnings | | 1,688,520 |
| Accumulated other comprehensive income (loss) | | (18,107) |
| Total stockholders' equity | | 2,232,413 |
| Total liabilities and stockholders' equity | $ | 2,300,379 |

The accompanying notes are an integral part of these financial statements

SYNDICATED CAPITAL, INC.
Notes to Financial Statements
December 31, 2019

## Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### General

Syndicated Capital, Inc (the "Company") was registered as an introducing broker-dealer under the Securities and Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority ("FINRA"), the Securities Investor Protection Corporation ("SIPC"), and the Municipal Securities Rulemaking Board ("MSRB").

The Company conducts business on a fully disclosed basis whereby the execution and clearance of trades are handled by its clearing organizations. The Company does not hold customer funds and/or securities.

The Company primarily earns commissions through the sale of equities, mutual funds, variable annuities, and private placements. The Company has about 1,500 clients located throughout the United States. No one client comprises a significant revenue source.

### Summary of significant accounting policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions are recorded on a trade date basis with the related commission revenues and expenses also recorded on a trade date basis, including proprietary investment transactions.

Commissions receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Marketable securities owned by the Company are accounted for at market value, with market value based on current published market prices. The resulting charge is the difference between cost and market (or fair value) during the period is included in income.

The Company, with the consent of its Stockholder, has elected to be an S Corporation and accordingly, has its income taxed under Sections 1361-1379 of the Internal Revenue Code. Subchapter S of the Code provides that the Stockholder, rather than the Company, is subject to tax on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar regulations, although there exists a provision for a minimum Franchise Tax and a tax rate of 1.5% over the minimum franchise fee of $800.

The management has reviewed the results of operations for the period of time from its year end December 31, 2019 through February 14, 2020 the date the financial statements were available to be issued, and have determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

The Company is subject to audit by the taxing agencies for years ending December 31, 2016, 2017 and 2018.

Comprehensive Income (Loss)

Comprehensive income (loss) generally represents all changes to shareholders' equity resulting from investments by or distributions to shareholders. The Company's comprehensive income (loss) includes unrealized gain (loss) on securities. Accumulated other comprehensive loss at December 31, 2019 was $18,107 and is presented on the bottom portion of the statement of operations.

Fair Value Measurement

ASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset of liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Following is description of the valuation methodologies used for assets measured at fair value.

*Stocks*: Unrestricted quoted market price at major stock markets
*Stocks*: Restricted quoted market price at major stock markets unable to trade due to stock restriction

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value as of December 31, 2019:

| | Assets at Fair Value as of December 31, 2019 | | | |
|---|---|---|---|---|
| | Level 1 | Level 2 | Level 3 | Total |
| Stocks | 916,942 | 661,015 | - | 1,577,957 |

ASC 606 Revenue Recognition

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfied a performance obligation by transferring control over a product or service to a customer.

Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.[1]

The following is a description of activities – separated by reportable segments, per FINRA Form "Supplemental Statement of Income (SSOI)"; from which the Company generates its revenue. For more detailed information about reportable segments, see below

Commissions: This includes performance obligations related to transactions that is subject to SEA Rule 10b-10 for any renumeration that would need to be disclosed. It also includes any transaction when the Company is engaged as an agent. It does not include net gains or losses from transactions made by the Company when acting as a principal, or riskless principal.

Revenue from sale of Investment Company Shares: This includes concessions earned from the sale of open-end mutual funds that contain a load. Included are commissions charged on transactions on no load funds and UIT's to the extent they are open end companies.

Revenue from sale of Insurance Based Products: This includes revenue from any variable annuity or any other financial instrument that contains an insurance and security component and includes fixed annuities.

Net Gains or Losses on Principal Trades: This includes all realized and unrealized gains and losses from proprietary trading and market making activities and net gains or losses from "riskless" principal transactions.

Capital Gains (Losses) on Firm Investments.

Interest/Rebate/Dividend Income. This includes rebates and/or interest earned on Securities borrowings; reverse repurchase transactions; Margin interest; interest earned from customer bank sweep into FDIC insured products and '40 Act investments and any interest and/or dividends on securities held in Firm inventory.

Fees earned: This includes fees earned from affiliated entities; investment banking fees, M&A advisory; account supervision and investment advisory fees; administrative fees, revenue from research services; rebates from exchanges/ECN and ATS; 12b-1 fees; Mutual fund fees other than concessions or 12b-1 fees; execution service fees; clearing services; fees earned from customer bank sweep into FDIC insured products or from '40Act companies and networking fees from '40 Act companies.

Other revenue.

Note 2: DEPOSITS WITH CLEARING ORGANIZATIONS

The Company has entered into a clearing agreement with Pershing, LLC, a BNY Securities Group Co., who carries the accounts of the customers of the Company. The Company has deposited $100,000 with its clearing firm as security for its transactions with them which is the balance at December 31, 2019. The Company also maintains other cash and money market accounts at the clearing organization.

Note 3: RECEIVABLE FROM NON-CUSTOMERS, NET

Net non-customer receivables consist of a promissory note from a former broker which is unsecured, non-interest bearing and due on demand. The account is recorded net of an allowance for bad debts of $121,948, due to the default on a note receivable from a former broker. The balance at December 31, 2019 is $0.

Note 4: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note1), the Company has elected the S Corporate Tax status, therefore no Federal Income Tax provision is provided.

The tax provision at December 31, 2019 consists of the following:

| | | |
|---|---|---|
| California | $ | 800 |
| Other states | | 1,164 |
| Total Income Tax Provision | $ | 1,964 |

Note 5: RELATED PARY TRANSACTIONS

The Company shares facilities in Santa Monica, California with an investment advisory firm whose chairman is one of the Company's shareholders. The Company helps distribute a mutual fund for which the investment advisory firm is an investment advisor. The Company receives less than 1% of its revenue from this investment advisory firm. The Company is using the related parties' office and no rent is charged.

The Company donated securities to a charitable organization managed by the member during the year in the amount of $274,685.

Note 6: COMMITMENTS AND CONTINGENCIES

The Company has an operating lease covering its offices in Diamond Bar, California through December 31, 2019. Minimum future rental commitments are:

| Year Ending | Amount |
|---|---|
| December 31, 2020 | 18,720 |

Rent expense for year ended December 31, 2019 was $18,720.

The Company has reviewed ASC 842 Lease Accounting and does not believe it is applicable to the Company because the operating lease for the Company's office space expires in less than one year.

SYNDICATED CAPITAL, INC.
Notes to Financial Statements
December 31, 2019

Note 7: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in whose counterparties primarily include broker/dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends upon the creditworthiness of the counterparty or issuer of the instrument. To mitigate the risk of loss, the Company maintains its accounts with credit worthy customers and counterparties.

Note 8: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ration of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2019 the Company had net capital of $1,241,810, which was $1,141,810 in excess of its required net capital of 100,000 or 6 2/3 or aggregate indebtedness which is 4,531. In this case the minimum net capital is $100,000 and the Company's ratio of aggregate indebtedness $67,966 to net capital was 0.05 to 1, which is less than the 15 to 1 maximum ratio required of a broker/dealer.

Note 9: RETIREMENT

The Company has sponsored a 401k retirement plan with a Company matching provision covering all of its employees. For the year ended December 31, 2019, the Company's pension expense was $7,500.